NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Walmart

NAME OF PERSON RELYING ON EXEMPTION: Employees’ Retirement System of Rhode Island

ADDRESS OF PERSON RELYING ON EXEMPTION:  Office of Rhode Island General Treasurer Seth Magaziner, Rhode Island State House, 82 Smith St. #102, Providence, RI 02903

May 5, 2021

Walmart

Shareholder Proposal No. #4: Report on Reducing Climate Impacts of Hydrofluorocarbon (HFC) Refrigerants Released from Operations

The Rhode Island Office of the General Treasurer seeks your support for proposal no. 4 on Walmart Inc.’s (“Walmart” or “the Company”) 2021 proxy ballot. The resolved clause states:

Resolved: Shareholders request that Walmart issue a report, at reasonable cost and omitting proprietary information, describing if and how it plans to limit its impact on climate change by increasing the scale, pace and rigor of its plans to reduce refrigerants released from its operations.

Walmart has set forth several climate commitments, including 2030 science-based targets and a 2040 target to reach zero emissions. We commend the Company for those commitments. However, Walmart’s approach to refrigerant management remains vague and warrants more specific attention and disclosure in light of the uniquely powerful climate impact of refrigerants, a fast-evolving regulatory landscape, and the growing reputational risk of public campaigns by environmental groups targeting Walmart on this issue.

As noted in the proposal, Hydrofluorocarbons (HFCs) are a class of refrigerants that are super-pollutants with global warming potentials (GWP) hundreds to thousands of times greater than CO2. Eliminating emissions of HFCs globally could preclude 0.5℃ of warming by 2100 according to the UN Environment Programme.1

HFCs are found across Walmart’s operations as the critical element in refrigerators, chillers, and cooling and air conditioning systems in stores, distribution centers, and vehicles. In total, Walmart reported in its 2020 CDP response over three million tons of HFC-related GHG emissions in 2019 alone - a 15 percent year over year increase that accounts for over 47 percent of the Company’s gross global scope 1 carbon footprint.2 The increase in refrigerant emissions in 2019 indicates that long term emissions reduction strategies may be insufficient to address this critical source of emissions.

1 https://wedocs.unep.org/bitstream/handle/20.500.11822/33094/CoolRep.pdf?sequence=1&isAllowed=y

2 Scope 1 refers to emissions arising directly from operations.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Walmart’s proxy statement.

Recognizing the importance of reducing the climate impact of refrigerants, world leaders came together in Kigali, Rwanda in 2016 to amend the Montreal Protocol and establish a timeline to phase out HFCs globally, beginning with high-income countries in 2019.3 Equally important for U.S. companies is passage of the American Innovation and Manufacturing Act of 2020 that will ultimately require companies to cut production and use of HFCs 85% by 2036.4 Similarly, California recently passed new legislation requiring all new and significantly remodeled supermarket facilities to use ultra-low GWP refrigerants.5 These regulations add urgency to the need for Walmart to increase the scale and pace of its efforts to reduce HFC emissions.

On May 3, 2021, The U.S. Environmental Protection Agency (EPA) proposed its first rule under the American Innovation and Manufacturing Act of 2020 to phase down the production and consumption of hydrofluorocarbons. (HFCs), sharply reducing production by using an allowance allocation and trading program. In announcing the rule, the EPA stated that the “phasedown will decrease the production and import of HFCs in the United States by 85% over the next 15 years”.6

These regulations will likely create financial obstacles for Walmart. A recent examination of the impacts of HFC phase down regulations in the EU showed the prices of HFCs were strongly affected by the regulation, increasing up to 13 times the pre-regulation prices.7 A similar scenario seems possible in the U.S. that could increase costs for Walmart. In addition, Walmart’s refrigeration systems last for decades, meaning the capital allocation decisions made today need to consider these long-term dynamics and will influence whether the Company is able to meet its 2040 targets. Establishing a detailed plan to minimize leaks and thus the need to purchase HFCs, complemented by robust efforts to design systems away from a reliance on HFCs would be in shareholders’ interests.

In terms of technology evolution, should the above-mentioned regulations force the early retirement or retrofitting of refrigeration equipment, it could lead to additional costs for Walmart, especially given the long life spans of refrigeration systems. A proactive approach to adopt new refrigeration systems using ultra-low GWP and non-HFC refrigerant technologies, may ultimately lead to a more cost-effective implementation. The Consumer Goods Forum, of which Walmart is a member, presents many case studies showcasing the numerous ways its members are saving on energy and maintenance costs via replacement and substitution of HFC refrigerants.8

Walmart states in its opposition statement it focuses on preventing emissions by minimizing leaks and that these measures have resulted in an average annual refrigeration emissions rate that it estimates to be lower than industry average. Minimizing leaks is undoubtedly a prudent course of action, but the Company has not disclosed what its average leakage rate is, which is a recommended SASB disclosure indicator for Food and Beverage Retailers and one we believe is relevant for Walmart. Without this disclosure, investors are left to evaluate Walmart’s refrigerant performance on recent increases in HFC emissions.

3 https://www.unido.org/our-focus-safeguarding-environment-implementation-multilateral-environmental-agreements-montreal-protocol/montreal-protocol-evolves-fight-climate-

change#:~:text=With%20the%20Kigali%20Amendment%2C%20the,in%20HFC%20consumption%20by%202047.

4 https://www.epa.gov/climate-hfcs-reduction/aim-act

5 https://hydrocarbons21.com/articles/9858/california_approves_sweeping_new_refrigerant_rules

6 https://www.epa.gov/newsreleases/epa-moves-forward-phase-down-climate-damaging-hydrofluorocarbons

7 Briefing paper: HFC availability on the EU market, Oko-Recherche (2020) https://ec.europa.eu/clima/sites/clima/files/docs/0106/2020_03_25_hfc_availability_en.pdf

8 https://www.theconsumergoodsforum.com/environmental-sustainability/refrigeration/

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Walmart’s proxy statement.

Increasing attention has been generated in the media around refrigerant leaks and emissions by campaigning organizations,9 while peer companies are getting a reputational boost for both addressing leaks and installing ultra-low GWP refrigeration systems.10 11 This reputational risk may undermine confidence in the Company’s 2040 goals, effectively jeopardizing Walmart’s efforts to be viewed as a sustainability leader.

Walmart’s disclosures lack clarity and the detail investors need to understand Walmart’s approach to minimizing refrigerant emissions. On its sustainability webpages, Walmart states: “Our goal is to transition to low-impact refrigerants for cooling in our stores, clubs, data centers and distribution centers by 2040.”12 And “We aim to do this by improving efficiency in current systems and transitioning to new systems using refrigerant media with lower overall environmental impacts.” Unfortunately, there is no definition of “low-impact” and no detail of what the Company means by “lower overall environmental impacts.” This vague language is not decision-useful to investors. Furthermore, Walmart acknowledges in its opposition statement, “Ultimately, each aspect of our footprint will need to reach zero in order to achieve our vision.” As it stands, Walmart has not clearly articulated how it will achieve its lofty goals.

For all of these reasons, this proposal’s request for a report on how Walmart can increase the scale, pace, and rigor of its efforts to rein in HFC-related emissions meets a need currently unaddressed by Walmart’s disclosures. The proposal provides an opportunity for Walmart to strengthen its commitments to refrigerant management, prepare for new regulations, stay on track to meet its climate goals, and address an area of reputational risk. To address these key challenges, we recommend a vote FOR proposal #4.

For further information, please contact Randy Rice, Senior Advisor, Policy & Communications at the Rhode Island Treasurer’s Office by e-mail at randall.rice@treasury.ri.gov.

Sincerely,

Seth Magaziner
General Treasurer, State of Rhode Island

9 https://www.washingtonpost.com/climate-environment/2021/02/15/these-gases-your-grocerys-freezer-are-fueling-climate-change-biden-wants-fix-that/

10 https://corporate.aldi.us/fileadmin/fm-dam/newsroom/Press_Releases/ALDI_GreenChill_Press_Release.pdf;

11 http://newsroom.meijer.com/2020-09-25-Meijer-Earns-EPA-GreenChill-Award-for-Lowering-its-Refrigerant-Emissions

12 https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in Walmart’s proxy statement.